UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70007

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Palladium, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

888 S Harrison Street, Suite 900
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael McGlothlin	260-434-9710	mike.mcglothlin@ashbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIRST PALLADIUM, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

**** Confidential Treatment Requested ****

FIRST PALLADIUM, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Michael McGlothlin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Palladium, LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LARISSA C BROWN
Notary Public. State of Indiana
Allen County
Commission #NP0738647
My Commission Expires
January 23, 2030

Signature: _Michael McGlothlin_

Title:
CEO

Larissa C. Brown
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
 of First Palladium, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Palladium, LLC (the "Company") as of December 31, 2022, and the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information presented in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information presented in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 15, 2023

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, 3rd Floor | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

FIRST PALLADIUM, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

Assets

Cash	$	1,607,723
Other Assets		38,995
Commissions Receivable - Short-Term		1,892,426
Commissions Receivable - Long-Term		5,018,882
Total Assets	$	8,558,026

Liabilities and Member's Equity

Accounts Payable and Accrued Liabilities	$	6,896
Accounts Payable - Parent		13,539
Commissions Payable - Short-Term		68,819
Commissions Payable - Long-Term		749,880
Total Liabilities		839,134
Member's Equity		7,718,892
Total Liabilities and Member's Equity	$	8,558,026

The accompanying notes are an integral part of these statements.

FIRST PALLADIUM, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2022

Revenues	
Commissions	$ 4,616,018
Expenses	
Licensing Fees	71,636
Service Fees - Parent	162,469
Technology	13,790
Legal and Professional	112,801
Other	22,918
Total Expenses	383,614
Net Income	$ 4,232,404

The accompanying notes are an integral part of these statements.

FIRST PALLADIUM, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2022

Member's Equity - January 1, 2022	$	6,836,488
Distributions		(3,350,000)
Net Income		4,232,404
Member's Equity - December 31, 2022	$	7,718,892

The accompanying notes are an integral part of these statements.

FIRST PALLADIUM, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

Cash Flow from Operating Activities	
Net income	$ 4,232,404
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Other assets	(1,271)
Commissions receivable	(819,507)
Accounts payable and accrued liabilities	(20,637)
Commissions payable	68,894
Net Cash Provided by Operating Activities	3,459,883
Cash Flow from Financing Activities	
Distributions	(3,350,000)
Net Increase in Cash	109,883
Cash - Beginning of Year	1,497,840
Cash - End of Year	$ 1,607,723

The accompanying notes are an integral part of these statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: First Palladium, LLC (the "Company", "First Palladium") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Ash Brokerage, LLC ("Parent") and operates out of its principal office in Fort Wayne, IN. First Palladium is engaged in the wholesale brokerage of variable life insurance and variable annuity products. A small percentage of First Palladium's business is engaged in retail sales of variable life insurance and variable annuity products.

Significant Accounting Policies: A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations and cash flows.

Management Estimates and Assumptions: Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and expenses during the reporting period. Significant estimates include commissions receivable and payable. Actual results could vary from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Cash: The Company maintains its cash balances in a financial institution insured by the Federal Deposit Insurance Corporation and may at times exceed the insurance provided on such deposits. The Company has not experienced any losses in such accounts.

Commissions Receivable/Payable: Commissions receivable/payable represent an estimate of commissions due from insurance carriers and to agencies over the term of the policies placed. The Company establishes an estimate based on multiple factors including but not limited to expected duration of commission payments, type of product sold and average expected rate of renewal. Receivables and payables classified as short-term do not include any material amounts that are collectible or due after one year.

First Palladium records a receivable and payable to coincide with the net revenue recognized when a case is placed in-force. The receivable associated with the first-year commissions earned on a policy is recognized as short-term with any estimates of revenue for case renewals recognized as a long-term receivable. As time elapses, a portion of the long-term receivable and payable is moved to short-term receivable/payable.

First Palladium adopted FASB Accounting Standards Codification ("ASC") 326, *Financial Instruments – Credit Losses* effective January 1, 2022. This guidance modifies the measurement of expected credit losses on certain financial instruments, including receivables. Adoption of the standard did not have a material impact on the Company's financial results.

All of the Company's receivables are due from companies in the insurance industry. The Company continually monitors creditworthiness of companies for which product offerings are brokered to mitigate risk of credit loss. No allowance for uncollectable commissions receivable was deemed necessary by management as of December 31, 2022 and January 1, 2022. Short-term and long-term commissions receivable were $1,991,380 and $4,100,421 as of January 1, 2022, respectively.

Financial Instruments – Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company

to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Revenue Recognition: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgments: Revenue from contracts with customers includes commissions on the sale of variable life insurance and variable annuity products. Sale of such variable products by insurance carriers must be transacted through a registered broker-dealer. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied do to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

First Palladium provides its customers with policy placement services of variable life insurance and variable annuity products. Customers can only benefit from the services that the Company provides if a policy is formally placed with an insurance carrier and coverage is extended to the policyholder. Placement services are highly interdependent and not capable of being distinct; therefore, management deems the placement of a policy as a singular performance obligation. The Company does not provide any additional services beyond the placement of policies; therefore, no additional performance obligations were identified by management.

The Company receives consideration for services in the form of a commission from the applicable insurance company. Commissions include first-year and renewal amounts that are received over time and at a rate determined by the underlying insurance product placed. Because First Palladium, has a singular performance obligation, the associated revenue for the full commissionable duration of the policy is estimated and recognized upon placement of the policy.

The consideration for both first-year and renewal commission amounts include variable components which are dependent upon a policy remaining in-force (persistency) over a period of time. Management utilized the most likely amount method to estimate the variable component of commission consideration which includes a calculation for average persistency and an estimate of the commissionable duration for each product. Persistency rates are applied to policies as a means for discounting projected revenues associated with renewals. Revenue is recorded at the transaction price which is calculated as follows:

Transaction price equals policy premium multiplied by contract rate multiplied by commissionable duration multiplied by persistency factor (renewals only).

The Company acts as an agent between the carriers and the end policyholder; therefore, commission revenue is recognized on a net basis excluding any commission amounts paid or payable to other agents associated with each case.

Disaggregation of Revenue: In the following table, revenue from contracts with customers is disaggregated by type:

For the Year Ended December 31, 2022	Revenue
First Year and Bonus Revenue	$ 3,067,851
Renewal Revenue	1,548,167
Total Revenues	$ 4,616,018

Income Taxes: First Palladium is a single member limited liability company, which is disregarded for income tax purposes and its operating results are allocated to Parent. No provision or liability for income taxes has been included in these financial statements.

NOTE 2 – RELATED-PARTY TRANSACTIONS

The Company participates in a services agreement with the Parent to provide certain services, including but not limited to, finance and accounting, compliance, IT support, and office facilities and related services for $13,539 per month. For the year ended December 31, 2022, total expenses under this agreement amounted to $162,469. At December 31, 2022, $13,539 was due to the Parent.

NOTE 3 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

The Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2022, the Company had net capital of $768,589 which was $712,647 in excess of its required net capital of $55,942. The Company's net capital ratio was 1.09 to 1 for 2022.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompany financial statements were issued.

FIRST PALLADIUM, LLC
SCHEDULE I – COMPUTATION OF REGULATORY NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2022

NET CAPITAL

Member's equity - end of year	$	7,718,892
Non allowable assets		
Total non allowable assets		(6,950,303)
Net capital	$	768,589

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$	55,942
Minimum Dollar Net Capital Requirement		5,000
Net Capital Requirement (Greater of 6 2/3% of aggregate indebtedness or $5,000)	$	55,942
Excess net capital	$	712,647
AGGREGATE INDEBTEDNESS	$	839,134
Capital Ratio (Aggregate indebtedness to net capital cannot exceed 15 to 1)		1.09 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2022 as filed by First Palladium, LLC on its corresponding unaudited FOCUS report, Part II of Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

FIRST PALLADIUM, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2022

First Palladium, LLC met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

FIRST PALLADIUM, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2022

First Palladium, LLC met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of First Palladium, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Palladium, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which First Palladium, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provision") and (2) First Palladium, LLC stated that First Palladium, LLC met the identified exemption provision throughout the most recent fiscal year without exception. First Palladium, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Palladium, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
February 15, 2023

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, 3rd Floor | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

First Palladium

EXEMPTION REPORT

First Palladium, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 (k)(1).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended, without exception.

FIRST PALLADIUM, LLC

I, Michael McGlothlin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michael J McGlothlin
Title: Chief Executive Officer
February 15, 2023



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Managers
of First Palladium, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2022. Management of First Palladium, LLC (the "Company") is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2022, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, noting no differences;
2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 to supporting revenue workpapers, noting no differences;
3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 and in the related supporting revenue workpapers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Chicago, Illinois
February 15, 2023

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, 3rd Floor | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 12/20/21

Authorized Signature/Title Date

SIPC-3 2022

8- 70007
First Palladium, LLC
P.O. Box 2572
Fort Wayne, IN 46801-2572

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2022

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2022 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

First Palladium, LLC / SEC File # 8-70007
Schedule of Form SIPC-3 Revenues
For the year ended December 31, 2022

Amount ($)	Business activities through which revenue was earned
$	Business conducted outside the United States and its territories and possessions
$	Distribution of shares of registered open end investment companies or unit investment trusts
$ 87,822	Sale of variable annuities
$ 4,528,196	Insurance commissions and fees
$	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$	Transactions in securities futures products
$ 4,616,018	**Total Revenues**